Cincinnati Financial Corporation 2016 Stock Compensation Plan

1.
Purpose. The purpose of the Plan is to support the Company’s ongoing efforts to attract, develop, retain and motivate Associates and to provide them with incentives that are directly linked to the profitability of the Company’s businesses and to increases in shareholder value.

2.	Definitions. For purposes of the Plan, the following terms are defined as set forth below:

a.	“Associate” means employee of the Company or its operating subsidiaries and affiliates.

b.	“Award” means a grant under the Plan of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Other Stock-Based Awards.

c.	“Board” means the Board of Directors of the Company.

d.	“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

e.	“Commission” means the Securities and Exchange Commission or any successor agency.

f.
“Committee” means the compensation committee of the Board or a subcommittee thereof, any successor thereto or such other committee or subcommittee as may be designated by the Board to administer the Plan, which, in any case, shall include as members at least two “nonemployees” within the meaning of Rule 16b‑3 of the SEC, two “outside directors” for purposes of Code Section 162(m), and which is otherwise in compliance with any other requirements of applicable laws or regulations or the requirements of The Nasdaq Global Select Market.

g.	“Common Stock” or “Stock” means the common stock of the Company.

h.	“Company” means Cincinnati Financial Corporation, a corporation organized under the laws of the State of Ohio, or any successor thereto.

i.	“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

j.
“Fair Market Value” means, as of any given date, the mean between the highest and lowest reported sales prices of the Common Stock on The Nasdaq Global Select Market, or, if no such sale of Common Stock is reported on such date, the fair market value of the Stock as determined by the Committee in good faith.

k.	“Incentive Stock Option” means any Stock Option that complies with Section 422 (or any amended or successor provision) of the Code.

l.	“Nonqualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

m.	“Other Stock-Based Award” means an Award made pursuant to Section 6(a)(v).

n.	“Participant” means any eligible Associate as set forth in Section 4 to whom an Award is granted.

o.
“Performance Cycle” means the period selected by the Committee during which the performance of the Company or of any subsidiary, affiliate or of unit thereof or any individual is measured for the purpose of determining the extent to which an Award subject to Performance Goals has been earned.

p.
“Performance Goals” mean the objectives for the Company or any subsidiary or affiliate or any unit thereof or any individual that may be established by the Committee for a Performance Cycle with respect to any performance-based Awards contingently awarded under the Plan. The Performance Goals for Awards that are intended to constitute “performance-based” compensation within the meaning of Section 162(m) (or any amended or successor provision) of the Code shall be derived from one or more of the following criteria: earnings per share, total shareholder return, operating income, net income, adjusted net earnings, cash flow, return on equity, return on capital, the combined ratio, premium growth, investment performance, and/or value creation ratio.

q.	“Plan” means this Cincinnati Financial Corporation 2016 Stock Compensation Plan, as amended from time to time.

r.	“Restricted Period” means the period during which an Award may not be sold, assigned, transferred, pledged or otherwise encumbered.

s.	“Restricted Stock” means an Award of shares of Common Stock pursuant to Section 6(a)(iii).

t.	“Restricted Stock Unit” means an Award described in Section 6(a)(iv).

u.
“Spread Value” means, with respect to a share of Common Stock subject to an Award, an amount equal to the excess of the Fair Market Value, on the date such value is determined, over the Award’s exercise or grant price, if any.

v.	“Stock Appreciation Right” or “SAR” means a right granted pursuant to Section 6(a)(ii).

w.	“Stock Option” means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to Section 6(a)(i).

x.	“Value Creation Ratio” means the total of 1) rate of growth in book value per share plus 2) the ratio of dividends declared per share to beginning book value per share.

3.
Administration. The Plan shall be administered by the Committee, which shall have the power to interpret the Plan and to adopt such rules and guidelines for carrying out the Plan as it may deem appropriate. The Committee shall have the authority to adopt such modifications, procedures and sub-plans as may be necessary or desirable to comply with all applicable laws, regulations, and accounting principles. Subject to the terms of the Plan, the Committee shall have the authority to determine those Associates who shall receive Awards and the amount, type and terms of each Award, and to establish and administer any Performance Goals applicable to such Awards. The Committee may delegate its authority and power under the Plan to one or more officers of the Company, subject to guidelines prescribed by the Committee, but only with respect to Participants who are not subject to either Section 16 of the Exchange Act or Section 162(m) (or any amended or successor provision) of the Code. Any determination made by the Committee or by one or more officers pursuant to delegated authority in accordance with the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate, and all decisions made by the Committee or any appropriately designated officer pursuant to the provisions of the Plan shall be final, binding and conclusive on all persons, including the Company and Plan Participants.

4.
Eligibility. All Associates of the Company and its subsidiaries and affiliates are eligible to be granted Awards under the Plan. No Associate shall have at any time the right to receive an Award, or having previously received an Award, to receive any further Awards.

5.	Common Stock Subject to the Plan.

a.
Common Stock Available. The total number of shares of Common Stock reserved and available for distribution pursuant to Awards granted under the Plan shall be 10,000,000; provided, however, that any shares of Common Stock issued to Participants pursuant to Awards in any form other than Stock Options shall be counted against such 10,000,000-share limit as three shares for every one share of Common Stock actually issued. Each Stock Appreciation Right Award granted under the Plan that may be settled in shares of Common Stock shall be counted in full (i.e., to the extent of the face number of shares originally granted) against the maximum number of shares of Common Stock available for award under the Plan, regardless of the actual number of shares of Common Stock that are actually issued to the Participant upon settlement of the Stock Appreciation Right. Shares issued under the Plan may be either authorized but unissued shares or treasury shares, as designated by the Committee. To the extent any Award under this Plan terminates, expires or is forfeited without a distribution being made to the Participant in the form of Common Stock, the shares subject to such Award that were not so issued, if any, shall again become available for distribution in connection with Awards under the Plan. Any shares of Common Stock that are used by a Participant as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under the Plan shall not be available for subsequent distribution in connection with Awards under the Plan.

b.
Adjustments for Certain Corporate Transactions. In the event of any merger, share exchange, reorganization, consolidation, recapitalization, reclassification, distribution, stock dividend, stock split, reverse stock split, split-up, spin-off, issuance of rights or warrants or other similar transaction or event affecting the Common Stock after adoption of the Plan, the Committee is authorized to make such adjustments or substitutions with respect to the Plan and to Awards granted hereunder as it deems appropriate to reflect the occurrence of such event, including, but not limited to, adjustments (A) to the aggregate number and kind of securities reserved for issuance under the Plan, (B) to the Award limits set forth in Section 6, (C) to the Performance Goals or Performance Cycles of any outstanding Performance-Based Awards, and (D) to the number and kind of securities subject to outstanding Awards and, if applicable, the grant or exercise price or Spread Value of outstanding Awards. In connection with any of the events described in this Section 5(b), the Committee is also authorized to provide for the payment of any outstanding Awards in cash, including, but not limited to, payment of cash in lieu of any fractional Awards. In the event of any conflict between this Section 5(b) and other provisions of the Plan, the provisions of this section shall control.

6.	Awards.

a.	General. The types of Awards that may be granted under the Plan are set forth below. Awards may be granted singly, in combination or in tandem with other Awards.

i.
Stock Options. A Stock Option represents the right to purchase a share of stock at a predetermined grant price. Stock Options granted under the Plan may be in the form of Incentive Stock Options or Nonqualified Stock Options, as specified in the Award agreement. The term of each Stock Option shall be set forth in the Award agreement, but no Stock Option shall be exercisable more than 10 years after the grant date. The grant price per share of Common Stock purchasable under a Stock Option shall not be less than 100 percent of the Fair Market Value on the date of grant. Subject to the applicable Award agreement, Stock Options may be exercised, in whole or in part, by giving written notice of exercise specifying the number of shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price by certified or bank check or such other instrument as the Company may accept (including a copy of instructions to a broker or bank acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the purchase price). Unless otherwise determined by the Committee, payment in full or in part may also be made in the form of Common Stock already owned by the Participant valued at Fair Market Value. Except for a beneficiary designation as permitted by the terms of the applicable Award agreement or as designated by a Participant by will or as prescribed by the laws of descent and distribution, Stock Options may not be sold, assigned, transferred, pledged or otherwise encumbered.

ii.
Stock Appreciation Rights. A SAR represents the right to receive a payment, in cash, shares of Common Stock, or both (as determined by the Committee), with a value equal to the Spread Value on the date the SAR is exercised. The grant price of a SAR shall be set forth in the applicable Award agreement and shall not be less than 100 percent of the Fair Market Value on the date of grant. Subject to the terms of the applicable Award agreement, a SAR shall be exercisable, in whole or in part, by giving written notice of exercise to the Company in the manner prescribed in the applicable Award agreement. Except for a beneficiary designation as permitted by the terms of the applicable Award agreement or as designated by a Participant by will or prescribed by the laws of descent and distribution, SARs may not be sold, assigned, transferred, pledged or otherwise encumbered.

iii.
Restricted Stock. Shares of Restricted Stock are shares of Common Stock that are awarded to a Participant and that during the Restricted Period may be forfeitable to the Company upon such conditions as may be set forth in the applicable Award agreement. Except for a beneficiary designation as permitted by the terms of the applicable Award agreement or as designated by a Participant by will or prescribed by the laws of descent and distribution, Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered during the Restricted Period. Except as provided above or in the applicable Award agreement, a Participant shall have with respect to such Restricted Stock all the rights of a holder of Common Stock during the Restricted Period.

iv.
Restricted Stock Units. Restricted Stock Units represent the right to receive shares of Common Stock, cash, or both (as determined by the Committee) upon satisfaction of such conditions as may be set forth in the applicable Award agreement. Except for a beneficiary designation as permitted by the terms of the applicable Award agreement or as designated by a Participant by will or prescribed by the laws of descent and distribution, Restricted Stock Units may not be sold, assigned, transferred, pledged or otherwise encumbered during the Restricted Period. Except as provided in the applicable Award agreement, a Participant shall have with respect to such Restricted Stock Units none of the rights of a holder of Common Stock unless and until shares of Common Stock are actually delivered in satisfaction of the conditions underlying such Restricted Stock Units.

v.
Other Stock-Based Awards. Other Stock-Based Awards are Awards, other than Stock Options, SARs, Restricted Stock, or Restricted Stock Units that are denominated in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock. The grant, purchase, exercise, exchange or conversion of Other Stock-Based Awards granted under this subsection (v) shall be on such terms and conditions and by such methods as shall be specified by the Committee. Where the value of an Other Stock-Based Award is based on the Spread Value, the grant price for such an Award shall not be less than 100 percent of the Fair Market Value on the date of grant.

b.	Performance-Based Awards. Any Awards granted pursuant to the Plan may be in the form of performance‑based Awards through the application of Performance Goals and Performance Cycles.

c.	Award Limitations. Awards granted under the Plan which are intended to qualify as performance-based compensation under Section 162(m) of the Code shall be subject to the following limitations:

i.	Stock Options. No Participant shall be granted Stock Options on more than 100,000 shares of Common Stock during any single calendar year.

ii.
Incentive Stock Options. The aggregate Fair Market Value (at the grant date) of the Common Stock with respect to which Incentive Stock Options are first exercisable by any Participant in any one calendar year shall not exceed $100,000.

iii.
Restricted Stock and Restricted Stock Units. No Participant shall be granted Restricted Stock and/or Restricted Stock Units in a total amount exceeding 100,000 shares of Common Stock during any single calendar year.

iv.
Stock Appreciation Rights and Other Stock-Based Awards. No Participant shall be granted Stock Appreciation Rights and/or Other Stock-Based Awards in a total amount exceeding 100,000 shares of Common Stock during any single calendar year.

7.
Change in Control. Unless otherwise expressly provided in an applicable Award agreement and notwithstanding any other provision of the Plan to the contrary, if a Participant’s employment with the Company is terminated by action of the employing entity within 12 months after the effective date of a Change in Control, then all Stock Options and Stock Appreciation Rights held by such Participant as of the date of termination shall become fully vested and exercisable, and the restrictions and other conditions applicable to any Restricted Stock, Restricted Stock Units, or Other Stock-Based Awards held by such Participant as of the date of termination, including vesting requirements, shall lapse, and such Awards shall become free of all restrictions and fully vested. For this purpose, a “Change in Control” means the event which shall be deemed to have occurred after the date this Plan is adopted by the Company’s shareholders if either (i), any person, entity or group becomes a beneficial owner, directly or indirectly, of securities of the Company representing 20 percent or more of the combined voting power of the Company’s then outstanding securities; or (ii) as a result of, or in connection with, or within two years following, a tender or exchange offer for the voting stock of the Company, a merger or other business combination to which the Company is a party, the sale or other disposition of all or substantially all of the assets of the Company, a reorganization of the Company, or a proxy contest in connection with the election of members of the Board of Directors, the persons who were directors of the Company immediately prior to any such transactions cease to constitute a majority of the Board of Directors or of the board of directors of any successor to the Company (except for resignation due to death, disability or normal retirement). For purposes of the definition in the preceding sentence, any terms that are defined by rules promulgated by the SEC shall have the meanings specified in such definitions from time to time.

8.
Clawback and Forfeiture. Any awards granted under the Plan may be subject to reduction, cancellation, forfeiture or recoupment to the extent required by applicable laws, regulations, stock exchange rules, Company policies or to the extent otherwise provided in an Award agreement at the time of grant.

9.
Plan Amendment and Termination. The Board may amend or terminate the Plan at any time, provided that no amendment shall be made without shareholder approval if such approval is required under applicable law, regulation, or stock exchange rule, or if such amendment would (i) decrease the grant or exercise price of any Stock Option, SAR or Other Stock-Based Award to less than the Fair Market Value on the date of grant, or (ii) increase the total number of shares of Common Stock that may be distributed under the

Plan. The Committee may not, without shareholder approval, cancel any Stock Option, SAR or Other Stock-Based Award and substitute it with a lower grant price, cash or other awards. Except as set forth in any Award agreement or as necessary to comply with applicable law or avoid adverse tax consequences to some or all Plan Participants, no amendment or termination of the Plan may materially and adversely affect any outstanding Award under the Plan without the Award recipient’s consent.

10.
Payments and Payment Deferrals. Payment of Awards may be in the form of cash, Common Stock, other Awards or combinations thereof as the Committee shall determine, and with such restrictions as it may impose. The Committee, either at the time of grant or by subsequent amendment, may require or permit deferral of the payment of Awards under such rules and procedures as it may establish. It also may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in Common Stock equivalents.

11.
Award Agreements. Each Award under the Plan shall be evidenced by a written agreement in a form prescribed by the Committee that sets forth the terms, conditions and limitations for each Award. Such terms may include, but are not limited to, the term of the Award, vesting and forfeiture provisions, and the provisions applicable in the event the Participant’s employment terminates. The Committee may amend an Award agreement, provided that, except as set forth in any Award agreement or as necessary to comply with applicable law or avoid adverse tax consequences to some or all Plan Participants, no such amendment may materially and adversely affect an Award without the Participant’s consent.

12.
Unfunded Status of Plan. It is presently intended that the Plan constitute an “unfunded” plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the “unfunded” status of the Plan.

13.	General Provisions.

a.
Investment Representations. The Committee may require each person acquiring shares of Common Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares for investment and not with a view to the distribution thereof. The certificates for such shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer.

b.
Not an Employment Obligation. Neither the adoption of the Plan nor the granting of Awards under the Plan shall confer upon any Associate any right to continued employment nor shall they interfere in any way with the right of the Company, a subsidiary or an affiliate to terminate the employment of any Associate at any time.

c.
Income Tax Withholding. No later than the date as of which an amount first becomes includable in the gross income of the Participant for income tax purposes with respect to any Award under the Plan, the Participant shall pay to the Company, or make arrangements satisfactory to the Company for the payment of, any federal, state, local or foreign taxes of any kind that are required by law or applicable regulation to be withheld with respect to such amount. Unless otherwise determined by the Committee and except in the case of Incentive Stock Options, withholding obligations arising from an Award may be settled with Common Stock, including Common Stock that is part of, or is received upon exercise or conversion of, the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, its subsidiaries and its affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Committee may establish such procedures as it deems appropriate, including the making of irrevocable elections, for the settling of withholding obligations with Common Stock.

d.
Governing Law. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Ohio, excluding any conflicts or choice of law, rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in an Award, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Ohio to resolve any and all issues that may arise out of or relate to the Plan or any related Award.

e.
Severability. If any provision of the Plan is held invalid or unenforceable, the invalidity or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be enforced and construed as if such provision had not been included.

f.
Successors and Assigns. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

g.
Effective Date; Plan Expiration. If approved by the Company shareholders, the Plan shall become effective on April 30, 2016. Except as otherwise provided by the Board, no Awards shall be made after April 29, 2026, provided that any Awards granted prior to that date may extend beyond it, and provided further that the Performance Goals shall be subject to approval of the Company’s shareholders at least once every five years as prescribed by Code Section 162(m).